EXHIBIT 99.1

Norsk Hydro: Gas find in north part of North Sea

OSLO, Norway, Aug. 19, 2005 (PRIMEZONE) -- Hydro has found gas in exploration well 35/2-1 in the north part of the North Sea. The well has proven a large gas deposit and chances for a commercial development are considered good.

Exploration well 35/2-1 was drilled in the Peon prospect, just west of the Agat field at a water depth of 384 meters, by the rig "Deepsea Trym". The well was drilled to a total depth of 687 meters and encountered gas in sands from the Pliocene Age.

The find represents a whole new exploration model and is the shallowest exploration well ever drilled in the Norwegian offshore sector.

"We are exceptionally pleased with the drilling results on Peon. Large amounts of gas have been proven and we consider the possibility for a commercial development as good. We'll now evaluate data from the well and plan to test the find next year," said Lars Christian Alsvik, director of Hydro Oil & Energy's Exploration Norway business sector. "The results of the exploration well combined with Hydro's large ownership share in the area are very positive. This is one of the most interesting finds made in the Norwegian offshore sector in recent years. It lies in a little explored area, it verifies a new exploration model and provides the basis for exciting projects and value creation for Hydro and other players in the Norwegian oil industry," said Alsvik.

The "Deepsea Trym" will now sail to the Troll field to drill a production well.

Shareholders in production license 318 are: Hydro (operator) 60% Petoro 20% Idemitsu Petroleum Norge 20%

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2004 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

Norsk Hydro ASA
Oil and Energy
N-0246 OSLO
Norway
Telephone: +47 22538105
Fax: +47 22538553
www.hydrooilandenergy.com

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